UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pyramid Oil Company
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

747215 10 1
(CUSIP Number)

Sam L. Banks Chairman and Chief Executive Officer Yuma Energy, Inc. 1177 West Loop South, Suite 1825 Houston, Texas 77027

with a copy to:

Reid. A Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202

(713) 968-7068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	747215 10 1

1	NAMES OF REPORTING PERSONS: Yuma Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 2,002,580 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,002,580 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions): CO

_________________

(1)	The shares of common stock, no par value per share (“Common Stock”), of Pyramid Oil Company, a California corporation (“Pyramid”), covered by this item may be deemed beneficially owned by Yuma Energy, Inc., a Delaware corporation (“Yuma”), under an Amended and Restated Voting Agreement, dated as of August 1, 2014 (the “Voting Agreement”), between Yuma and Michael D. Herman (the “Shareholder”), obligating the Shareholder to vote such shares in accordance with the terms of the Voting Agreement. The number of shares listed above comprises: (i) 1,952,580 shares of Common Stock, and (ii) 50,000 shares of Common Stock (the “Option Shares”) issuable upon exercise of outstanding options to acquire shares of Common Stock that are fully vested and subject to the Voting Agreement. Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by Yuma that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	This calculation is based on 4,688,085 shares of Common Stock outstanding as of May 15, 2014, as reported in the Quarterly Report on Form 10-Q (the “Report”) filed by Pyramid with the Securities and Exchange Commission (the “Commission”) on May 15, 2014, plus 100,000 shares of Common Stock issued to Mr. Herman subsequent to the Report and 50,000 shares of Common Stock for the Option Shares that are subject to the Voting Agreement.

Page 1 of 4 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 14, 2014 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Yuma Energy, Inc., a Delaware corporation (“Yuma”), and relates to the beneficial ownership of the shares of common stock, no par value per share (the “Common Stock”), of Pyramid Oil Company, a California corporation (“Pyramid”). This Amendment is being filed to reflect (i) the Amended and Restated Agreement and Plan of Merger and Reorganization dated as of August 1, 2014, by and among Yuma, Pyramid, and two wholly-owned subsidiaries of Pyramid, to eliminate the proposed reincorporation of Pyramid from California to Delaware, and (ii) the Amended and Restated Voting Agreement dated as of August 1, 2014, between Yuma and Michael D. Herman.

This Amendment is being filed on behalf of the reporting person (the “Reporting Person”) identified on the cover page of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

Merger Agreement

On February 6, 2014, Yuma entered into an Agreement and Plan of Merger and Reorganization (the “Initial Merger Agreement”) with Pyramid, Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Pyramid (the “Delaware Merger Subsidiary”), and Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Pyramid (the “Merger Subsidiary”), and on August 1, 2014, Yuma entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Pyramid, Delaware Merger Subsidiary and Merger Subsidiary, pursuant to which, among other things, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Yuma (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and Yuma shall be the successor or surviving corporation of the Merger and a wholly owned subsidiary of Pyramid.

Upon consummation of the Merger, Yuma will become a wholly owned subsidiary of Pyramid and, subject to the terms and conditions of the Merger Agreement, holders of Yuma securities will receive, in exchange for such securities, up to 66,336,701 shares of Common Stock, representing approximately 93% of Pyramid shares of common stock to be outstanding, including shares of Common Stock subject to outstanding stock options. Additionally, Pyramid will change its name to “Yuma Energy, Inc.”

The respective boards of directors of Yuma, Pyramid, Delaware Merger Subsidiary and Merger Subsidiary have determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of their respective stockholders, and have unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby. The transactions contemplated by the Merger Agreement are subject to approval of Pyramid’s and Yuma’s respective stockholders at stockholders’ meetings to be called and held by Pyramid and Yuma, respectively, and other closing conditions, including the filing and effectiveness of a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”).

Under the Merger Agreement, at the closing of the Merger, all of the directors and executive officers of Pyramid will resign from their positions as directors and executive officers effective upon the election of Yuma’s designees, Sam L. Banks (Chairman), Richard K. Stoneburner, James W. Christmas, Frank A. Lodzinski, Richard W. Volk and Ben T. Morris as directors of Pyramid, and the appointment of Mr. Banks as Chief Executive Officer, Michael F. Conlon as President and Chief Operating Officer, and Kirk F. Sprunger as Chief Financial Officer, Treasurer and Secretary, respectively, of Pyramid.

The Merger Agreement contains certain termination rights for both Yuma and Pyramid, including, among other things, if the Merger is not consummated on or before December 31, 2014, and further provides that, upon termination of the Merger Agreement under certain circumstances, each of Yuma and Pyramid may be obligated to pay the other party a termination fee of $1 million.

Page 2 of 4 Pages

Voting Agreement

Concurrent with, and in order to induce Yuma to enter into the Initial Merger Agreement, Yuma entered into a Voting Agreement dated as of February 6, 2014, with Michael D. Herman (the “Shareholder”), Chairman of the Board of Directors of Pyramid, Interim Chief Executive Officer and President, and significant shareholder in Pyramid (the “Initial Voting Agreement”), and on August 1, 2014, Yuma entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), with the Shareholder, with respect to all of the shares of Common Stock that are currently or will be beneficially owned by the Shareholder (“Voting Agreement Shares”). During the term of the Voting Agreement, the Shareholder has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval and adoption of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement; (2) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates; and (3) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Voting Agreement. The Voting Agreement terminates (a) at the closing of the Merger or (b) if the Merger Agreement is terminated in accordance with its terms. The Voting Agreement also includes the grant by the Shareholder of an irrevocable proxy to Sam L. Banks, Chairman and Chief Executive Officer of Yuma (and any other individual who may be designated by Yuma) to vote and exercise all voting rights with respect to the matters described above.

The foregoing descriptions of the Initial Merger Agreement, the Voting Agreement and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the Initial Merger Agreement, the Initial Voting Agreement, the Merger Agreement and the Voting Agreement, which are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) and (b) The response of Yuma to rows (7) through (13) of the cover page of this Schedule 13D are referenced herein. As of the date hereof, Yuma does not own any shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Yuma may be deemed to be the beneficial owner of an aggregate of 2,002,580 shares of Common Stock in connection with the Voting Agreement. Pursuant to the obligations of the Shareholder under the Voting Agreement, Yuma may be deemed to have shared power to vote up to an aggregate of 2,002,580 shares of Common Stock, in favor of the approval of the Merger, the Merger Agreement and the other transactions contemplated thereby, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Yuma may be deemed to be the beneficial owner of an aggregate of 2,002,580 shares of Common Stock. The Voting Agreement Shares include (i) 1,952,580 shares of Common Stock held by the Shareholder, and (ii) 50,000 shares of Common Stock (the “Option Shares”) issuable upon exercise of outstanding options to acquire shares of Common Stock that are fully vested and subject to the Voting Agreement. The Voting Agreement Shares represent approximately 41.3% of the outstanding shares of Common Stock (which, for purposes of calculation, assumes the exercise of the Option Shares and issuance of such Option Shares by Pyramid, and the 100,000 shares of Common Stock issued by Pyramid to the Shareholder subsequent to the Report) as reported by Pyramid in its Quarterly Report on Form 10-Q (the “Report”) filed with the Commission on May 15, 2014.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Yuma that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, none of Yuma or, to its knowledge, any of its directors or executive officers named on Schedule A attached hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Yuma has no right to receive dividends from, or the proceeds from the sale of, the Voting Agreement Shares.

(e) Not Applicable.

Page 3 of 4 Pages

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

2	Voting Agreement dated as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

3	Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1A to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on August 4, 2014).

4	Amended and Restated Voting Agreement dated as of August 1, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1A to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on August 4, 2014).

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2014	YUMA ENERGY, INC.

	By:	/s/ Sam L. Banks
Sam L. Banks, Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

2	Voting Agreement dated as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on February 6, 2014).

3	Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1A to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on August 4, 2014).

4	Amended and Restated Voting Agreement dated as of August 1, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1A to the Pyramid Oil Company Current Report on Form 8-K filed with the Commission on August 4, 2014).